FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2008
1 October 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

 Exhibit No. 1  Press release of British Sky  Broadcasting  Group plc announcing Director/PDMR Shareholding released on
1 October 2008

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer British Sky Broadcasting Group plc	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793

of the Companies Act (2006).

(i)

3.	Name of person discharging managerial responsibilities/director Andrew Griffith	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares N/A

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 30 September 2008	18.	Period during which or date on which exercisable 1 February 2012 to 1 August 2012

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) Ordinary Shares of 50p each

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 372p	22.	Total number of shares or debentures over which options held following notification 2,580

23.	Any additional information Granted under the terms of the British Sky Broadcasting Group Sharesave Scheme	24.	Name of contact and telephone number for queries Alex Jones 020 7705 3081

Name of authorised official of issuer responsible for making notification David Gormley Date of notification 1 October 2008

Notes:

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 1 October 2008                                                                                                         By: /s/ Dave Gormley
                                                                                                                                           Dave Gormley
                                                                                                                                           Company Secretary